

June 6, 2013

Via E-mail
Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Louisiana Investment Recovery Funding I, L.L.C.
Entergy Louisiana, LLC
4809 Jefferson Highway
Jefferson, Louisiana 70121

> **Re:** **Entergy Louisiana Investment Recovery Funding I, L.L.C.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-175117-01**

Dear Ms. Mount:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1122. Compliance with Applicable Servicing Criteria, page 6

1. Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party's report on assessment of compliance with servicing criteria. We note that Exhibit 33.2 – Assertion of Compliance with Applicable Servicing Criteria ("Servicing Assessment") submitted on behalf of The Bank of New York Mellon, BNY Mellon Trust of Delaware, and The Bank of New York Mellon Trust Company, N.A. (collectively, "BNY Mellon") – discloses two instances of noncompliance with applicable servicing criteria. Please confirm to us that if any party's report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing

criteria in future filings, you will identify the material instance(s) of noncompliance in the Form 10-K that includes the report.

Exhibits to Form 10-K

Exhibit 33.2

2.   We note that BNY Mellon's Servicing Assessment indicates that the platform the Servicing Assessment covers includes securitizations backed by different asset types, except the platform does not include residential mortgage-backed securities and other mortgage-related asset-backed securities. We also note that BNY Mellon's Servicing Assessment identified material instances of noncompliance with servicing criteria applicable to them. With a view towards disclosure, please describe:

- the asset types included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them;
- the asset type(s) where the identified instances of noncompliance were found to exist; and
- whether the transaction covered by this Form 10-K was part of the sample of transactions reviewed to assess compliance with applicable servicing criteria and, if so, whether the identified instances of noncompliance involved this transaction.

3.   We note that one material instance of noncompliance identified by BNY Mellon is attributable to "certain reports to investors" containing "information that was not calculated in accordance with the terms specified in the transaction agreements" and when management became aware of the issue, they revised the "applicable investor reports… to reflect payment adjustments made" and maintained these reports "in accordance with the terms specified in the transaction agreements." We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

- the nature of the "certain reports" that were impacted by the material instance of noncompliance;
- the nature and scope of information that was miscalculated in these reports and the cause of such miscalculations;
- how the information was supposed to be calculated and how it was actually calculated;
- whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
- whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;

- whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period; and
- the steps BNY Mellon has undertaken to ensure that similar errors do not occur in the future.

4. We note that a second material instance of noncompliance identified by BNY Mellon is attributable to "amounts due to investors" not being allocated and remitted "in accordance with the distribution priority and other terms set forth in the transaction agreements" and that when management became aware of the issue, they adjusted "the applicable payments" and made revisions to "ensure that future payments will be allocated and remitted in accordance with the distribution priority and other terms set forth in the transaction agreements." We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

- the nature of the allocations and remittances that were impacted by the material instance of noncompliance;
- the cause of such errors;
- how the payments was supposed to be allocated and remitted and how they were actually allocated and remitted;
- whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
- whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
- whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period;
- what revisions were made and what were they made to; and
- the steps BNY Mellon has undertaken to ensure that similar errors do not occur in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Dawn Abuso Balash